October 27, 2006

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

             RE:  Migo Software, Inc.
                  Registration Statement on Form SB-2 (Registration Statement No. 333-137434)

Ladies and Gentlemen:

We hereby request that the above-referenced Registration Statement be declared effective at 5:00 p.m. on Tuesday, October 31, 2006, or as soon thereafter as practicable.

In making this request, Migo Software, Inc., (the "Company") acknowledges that:

      o Should the Commission or the Staff, acting pursuant to delegated authority, declare this filing effective it does not foreclose the Commission from taking any action with respect to the filing.

      o The action of the Commission or the Staff, acting pursuant to delegated authority, does not relieve the Company from full responsibility for the adequacy and accuracy of the disclosure in the filing.

      o The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.


                                     Very truly yours,

                                     /s/ Richard Liebman

                                     Richard Liebman
                                     Chief Financial Officer and Secretary


cc:  Robert B. Goldberg, Esq.